Via Facsimile and U.S. Mail
Mail Stop 4720

January 25, 2010

Juan J. Román
Vice President of Finance and Chief Financial Officer
Triple-S Management Corporation
1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920

Re: **Triple-S Management Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Form 10-Q for the Quarterly Period Ended September 30, 2009
     Definitive Proxy Statement filed on Schedule 14A
     File Number: 001-33865

Dear Mr. Román:

        We have reviewed your December 21, 2009 response to our November 18, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Note 4, Investment in Securities, page 12

1. Please provide us proposed disclosure which includes the information you included in your response to prior comment five. Specifically include the number of securities by type of equity securities and the amount of gross unrealized losses. Also discuss how the company performed its impairment analyses for each type of equity security and the reasons it believed that impairment was not appropriate. We believe that there is a strong indication of other-than-temporary impairment of investments in equities if cost basis exceeds fair value for a period of six to nine months, or even sooner depending on other specific indicators, absent evidence at the date of filing that a recovery will occur. Other-than-temporary does not mean permanent.

Definitive Proxy Statement filed on Schedule 14A

<u>Compensation Discussion and Analysis, page 17</u>
<u>Annual Cash Bonus, page 19</u>

2. We note your proposed disclosure in response to comment 7 and your statement that "[t]he Company has not disclosed the net income goals pertaining to the Reform Division, because this information is not otherwise publicly disclosed by the Company and the Company believes it would cause competitive harm to do so in this Proxy Statement."

   Please note, that in order to keep your performance metrics confidential pursuant to Instruction 2 to Item 402(e) of Regulation S-K you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. As such, please submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company. To avoid the disclosure of the sensitive information in the analysis when our comment letters are released publicly, you should submit a confidential treatment request pursuant to Rule 83.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant